Filed by Direct Selling Acquisition Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hunch Technologies Limited.

Commission File No. 132-02865

Explanatory Note: This filing on Form 425 corrects an article that was filed on Form 425 on February 20, 2024. The previously filed article incorrectly noted that Hunch Technologies Limited has entered into definitive documentation with electric vehicle companies rather than Memorandums of Understanding.

Startup Hunch Mobility Prepares For UAM Launch In India

Ben Goldstein February 16, 2024

Credit: Beta Technologies

With a vast population, fast-growing middle class and stifling urban congestion, India looks ripe to be a major early launch market for urban air mobility (UAM) services.

As such, a host of leading air taxi startups from around the world have lined up to secure strategic partnerships with Indian entities, hoping to establish an early toehold in the country. One such group is Hunch Mobility, an on-demand helicopter operator backed in part by Blade Air Mobility, which has entered into MOUs with each of Beta Technologies, Eve Air Mobility and Jaunt Air Mobility.

Hunch Mobility is the name designated for the public entity being formed by the anticipated merger between Hunch Ventures, which previously operated in India under the Blade India brand, and Direct Selling Acquisition Corp., a special purpose acquisition corporation. Following the transaction, the combined entity expects to list on the New York Stock Exchange.

Speaking to the AAM Report recently, Hunch CEO Amit Dutta said that he sees an enormous market opportunity in the coming years for UAM in India, citing company estimates of up to 20 million fliers in the country by 2027.

Information Classification: General

“With over 296 million vehicles on the road, India has the largest vehicle population in the world,” Dutta says. “But the problem is getting worse; the U.S. has 950 cars per thousand people, while India has just 22 cars per thousand. So, as India’s economy continues to grow, you can see that our traffic density will become unbearable. This is why we need an alternative mobility platform.”

“Today, the whole country of India has approximately 250 helicopters, and of those, only about 20% are used for civilian purposes,” Dutta notes. “We believe additional demand is going to come from electric aircraft, which we expect will democratize ticket prices. We are basically seeking to move people who otherwise traveled by road to our short-haul UAM platform.”

For its initial helicopter services, Hunch has been operating in two Indian states, Maharashtra and Karnataka, with more than 1,600 flights and a roughly 43% repeat customer rate, Dutta says. The company’s services include airport shuttles, intercity routes, tourism and trips to religious pilgrimage sites, as well as emergency medical services.

Beyond those two states, Dutta says he sees enormous opportunities for expansion.

“If you look at the urban congestion in the U.S., it is mostly restricted to a narrow pathway in the Northeast around New York,” Dutta says. “But in India, the congestion is everywhere; left to right, top to bottom, all around. For us, expansion is not about corridors—but practically every state in India.”

The trips are currently operated with traditional helicopters, although Hunch plans to begin replacing them with eVTOLs once those vehicles are available and type certified.

By pursuing three different aircraft concepts representing OEMs from different geographies, Hunch appears to be hedging its bets. The MOU with Vermont-based Beta, for example, anticipates Hunch operating both the fixed-wing electric conventional-takeoff-and-landing Alia CTOL, as well as the Alia’s eVTOL variant, for both passenger and cargo trips.

Hunch has also been cooperating with Embraer spinoff Eve to establish India as one of the OEM’s launch markets, including a joint study carried out to simulate customer demand on various routes.

With Canadian hybrid eVTOL startup Jaunt, however, Dutta says that Hunch is waiting on further details of its development and certification progress before moving ahead to finalize the relationship.

Information Classification: General

“Eve and Beta are our two biggest prospective partners, and they see India as one of the largest opportunities, not just for using the craft, but for the entire value chain,” Dutta says.

Another key potential partner for Hunch’s launch plans is Skyports Infrastructure, the London-headquartered vertiport startup. While Hunch plans to initially operate from existing heliports, including a mix of privately leased and publicly owned facilities, Skyports is currently examining potential locations to house the country’s first dedicated vertiports.

Despite the big projections for UAM in India, Dutta said that Hunch remains grounded in its expectations of a gradual ramp up of operations, observing that there will only be small numbers of electric aircraft available in the early years of service once such vehicles become available on a cost-effective basis and certified.

Information Classification: General

Additional Information about the Transaction and Where to Find It.

This filing relates to the proposed business combination (the “Business Combination”) involving the Direct Selling Acquisition Corp., a Delaware corporation (the “Company”), FlyBlade (India) Private Limited, a private limited company incorporated under the laws of India (“Hunch Mobility”), Aeroflow Urban Air Mobility Private Limited, a private limited company incorporated under the laws of India and a direct wholly owned subsidiary of PubCo (“IndiaCo”), Hunch Technologies Limited, a private limited company incorporated in Ireland with registered number 607449 (“PubCo”) and HTL Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of PubCo (“Merger Sub”). In connection with the proposed business combination, the Company and PubCo intend to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (the “Registration Statement/Proxy Statement”), which will include a preliminary proxy statement/ prospectus of the Company and a preliminary prospectus of PubCo relating to the shares to be issued in connection with the proposed business combination. This filing is not a substitute for the Registration Statement/Proxy Statement, the definitive proxy statement/final prospectus or any other document that PubCo or the Company has filed or will file with the SEC or send to its stockholders in connection with the proposed business combination. This filing does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, THE COMPANY’S STOCKHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY THE COMPANY OR PUBCO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement/Proxy Statement is declared effective, the definitive proxy statement will be mailed to stockholders of the Company as of a record date to be established for voting on the proposed business combination. Additionally, the Company and PubCo will file other relevant materials with the SEC in connection with the Business Combination. Copies of the Registration Statement/Proxy Statement, the definitive proxy statement/final prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. The Company’s stockholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Direct Selling Acquisition Corp., 5800 Democracy Drive, Plano, TX 75024.

Participants in the Solicitation of Proxies

This filing may be deemed solicitation material in respect of the proposed business combination. The Company, Hunch Mobility, IndiaCo, PubCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed business combination. Security holders and investors may obtain more detailed information regarding the names and interests in the proposed business combination of the Company’s directors and officers in the Company’s filings with the SEC, including the Company’s initial public offering prospectus, which was filed with the SEC on September 27, 2021, the Company’s subsequent annual report on Form 10-K and quarterly reports on Form 10-Q. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company’s stockholders in connection with the business combination will be included in the definitive proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

No Offer or Solicitation

This filing is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed business combination will be implemented solely pursuant to the Business Combination Agreement, filed as an exhibit to the Current Report on Form 8-K filed by the Company with the SEC on January 18, 2024, which contains the full terms and conditions of the Business Combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

All statements other than statements of historical facts contained in this filing are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed business combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed business combination and related transactions, the level of redemptions by the Company’s public stockholders and the timing of the completion of the proposed business combination, including the anticipated closing date of the proposed business combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this filing, and on the current expectations of the Company, IndiaCo, Hunch Mobility and PubCo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of the Company, IndiaCo, Hunch Mobility and PubCo.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination, or that the approval of the stockholders of Hunch Mobility or the Company is not obtained; (iii) the ability to acquire and maintain the listing of PubCo’s securities on a stock exchange ; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing with terms unfavorable to you; (v) the risk that the proposed business combination disrupts current plans and operations the Company, Hunch Mobility, IndiaCo or PubCo as a result of the announcement and consummation of the proposed business combination and related transactions; (vi) the risk that any of the conditions to closing of the business combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed business combination and related transactions, which may be affected by, among other things, the ability of the PubCo to grow and manage growth profitably, grow its customer base and retain its management and key employees; (viii) risks relating to the uncertainty of the costs related to the proposed business combination; (ix) risks related to the rollout of Hunch Mobility, IndiaCo and PubCo’s business strategy and the timing of expected business milestones, including, but not limited to, the use of electrical vertical aircraft; (x) Hunch Mobility’s limited operating history and history of net losses; (xi) the evolution and growth of the markets in which PubCo operates; (xii) changes in applicable laws or regulations; (xiii) the ability of PubCo to adhere to legal and regulatory requirements and to receive any needed regulatory approvals or licenses; (xiv) cybersecurity risks, data loss and other breaches of PubCo’s network security and the disclosure of personal information; (xv) the effects of competition on Hunch Mobility, IndiaCo and PubCo’s business; (xvi) risks related to domestic and international political and macroeconomic uncertainty, including the continued economic growth of the Indian sub-continent, the impacts of climate change, the Russia-Ukraine conflict, consumer preferences, supply chain issues and inflation; (xvii) risks related to PubCo’s third party aircraft operators; (xviii) PubCo’s reliance on technology leased from Blade Air Mobility, Inc.; (xix) the limited geographic scope of PubCo’s operations to the Indian sub-continent; (xx) the outcome of any legal proceedings that may be instituted against Hunch Mobility, IndiaCo, the Company, PubCo or any of their respective directors or officers, following the announcement of the proposed business combination; (xxi) the amount of redemption requests made by the Company’s public stockholders; (xxii) the ability of the Company to issue equity, if any, in connection with the proposed business combination or to otherwise obtain financing in the future; (xxiii) risks related to Hunch Mobility, IndiaCo and PubCo’s industry; and (xxiv) those factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 and subsequent Quarterly Reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of the Company or PubCo to be filed with the SEC, including the proxy statement/prospectus. If any of these risks materialize or Hunch Mobility, IndiaCo, PubCo’s or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Hunch Mobility, IndiaCo, PubCo and the Company do not presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company, Hunch Mobility, IndiaCo and PubCo’s expectations, plans or forecasts of future events and views as of the date of this filing. The Company, Hunch Mobility, IndiaCo and PubCo anticipate that subsequent events and developments will cause their assessments to change. The Company, Hunch Mobility, IndiaCo and PubCo undertake no obligation to update any forward-looking statements made in this communication to reflect events or circumstances after the date of this presentation or to reflect new information or the occurrence of unanticipated events, except as required by law. However, while the Company, Hunch Mobility, IndiaCo or PubCo may elect to update these forward-looking statements at some point in the future, each of them specifically disclaim any obligation to do so, unless required by applicable law. If the Company, Hunch Mobility, IndiaCo or PubCo do update one or more forward looking statements, no inference should be drawn that they will make additional updates thereto or with respect to other forward-looking statements. These forward-looking statements should not be relied upon as representing the Company Hunch Mobility, IndiaCo or PubCo’s assessments as of any date subsequent to the date of this filing. Accordingly, undue reliance should not be placed upon the forward-looking statements. The Company, Hunch Mobility, IndiaCo and PubCo may not actually achieve the plans, intentions, or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. These forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.